Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated June 2, 2011

LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared in the San Francisco Business Times on May 27, 2011, the article attached as Exhibit B appeared in Arrive Magazine on June 1, 2011, and the article attached as Exhibit C appeared on the Wall Street Journal Blog on May 31, 2011.

No article was prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publishers of the articles are not affiliated with the Company. The Company made no payment and gave no consideration to any publisher in connection with the publication of the respective articles or any other articles published by the publishers concerning the Company.

Statements in the articles attached that are not attributed directly to Mr. Laplanche or Sanborn or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A

Lending Club gets big-firm backing

By Mark Calvey

Date: Friday, May 27, 2011, 3:00am PDT

San Francisco-based Lending Club is attracting institutional participation on both the investing and lending sides of its business.

Lending Club’s relatively high yields and track record of repayment is luring big investors while the banking industry’s tighter credit conditions and increased regulation make the service appealing for companies wishing to offer customer financing to spur sales.

Attracting institutional investors and their very deep pockets could accelerate Lending Club’s growth, which is already clocking in at an annualized rate of 125 percent. More institutional participation also reflects the further maturing of an asset class based on peer-to-peer lending pioneered by Lending Club and San Francisco-based Prosper Marketplace.

The two pioneers have traveled different trails. Lending Club started out focusing on highly creditworthy customers, while Prosper’s service attracted a lot of weak borrowers early on who since have been jettisoned.

Institutional investors have joined Lending Club and began financing loans in just the past nine months. Today, that institutional money finances 20 percent of the loans made every month over the online platform that brings together investors and creditworthy borrowers. The rest of the money it lends come from individual investors. Lending Club CEO Renaud Laplanche sees institutional money moving to 50 percent of monthly loan volume by year-end.
Institutional participation includes one investor who has put $12 million into Lending Club loans. The company declined to identify investors.

To further court institutional investors, Lending Club moved its headquarters to San Francisco’s financial district this month from Redwood City. New York money managers now call on Lending Club when they trek to San Francisco, Laplanche said from the company’s third-floor conference room at 71 Stevenson St.

“We like that we can now look down on Citibank,” Laplanche said, pointing to the historic facade at One Citigroup Center in the distance.
The company’s headquarters move was also driven by the growing portion of its 55 employees coming from finance vs. tech, with new hires coming to Lending Club from the likes of Wells Fargo and Charles Schwab.
Lending Club’s business model is attractive. The company charges borrowers an origination fee of 2 percent to 5 percent of the loan amount, depending on loan grade and term. The company also collects a 1 percent fee on each payment investors receive to cover loan servicing. The company has facilitated $275 million in loans since its founding in 2006.
On the borrowing side of the equation, Lending Club is attracting corporate participation.
Pool Corp. turned to Lending Club to serve as a financing arm to help its creditworthy customers pay for backyard pools and related products. During the housing boom, such improvements were paid for by borrowing against home equity, which is much harder to do today.
“We’ve seen firsthand how our customers, who are small pool, irrigation and landscape contractors and specialty pool retail stores, struggle due to the lack of consumer financing,” said Mark Joslin, Pool Corp.’s chief financial officer.
Pool Corp. is investing up to $2 million in personal loans made to its customers through Lending Club this year. That allows Pool Corp. to help finance purchases while sidestepping the costs and regulations that would be required if it made those loans directly.
“It’s a clever application of our platform that can serve as a template for other industries,” Laplanche said.

EXHIBIT B

Arrive Magazine
May/June 2011 issue
Banking Without a Bank

If you’re frustrated with the current state of retail banking, alternatives do exist. Consider these three nontraditional options for obtaining loans and storing your cash. It’s as easy at A, B, C

A) Average Joe Lenders

As retail banks tighten their lending standards and raise interest rates, more people are turning to peer-to-peer lending clubs for personal loans that boast interest rates 20 percent to 30 percent lower than the typical bank’s. Lending Club, a financial community begun in 2007, brings together credit-approved borrowers (a credit score of at least 660 is required) and investors, in the hopes that both will benefit.

“We focus on personal loans with a fixed interest rate,” says Scott Sanborn, chief marketing and customer officer. “These are the super-responsible types of loans made by banks 30 years ago, before credit cards got so popular.” In fact, the No. 1 reason borrowers take out a Lending Club loan is to pay off burdensome credit card debt, Sanborn says.

B) Brokerage Firms

These days, brokerage firms offer services far beyond trading stocks and managing retirement funds. Big players such as Charles Schwab, Vanguard, Merrill Lynch and Fidelity offer customers check writing capabilities, credit cards, online bill paying and other services “designed for customers’ everyday spending needs,” says Steve Austin, director of media relations for Fidelity Investments. For example, Fidelity offers a product mySmart Cash, which Austin says is attracting customers tired of paying exorbitant fees to their banks. MySmart Cash fully reimburses ATM fees, and because transactions made with insufficient funds are automatically declined, customers are never stuck with overdraft fees. Austin also notes that brokerage firm accounts tend to bear higher interest than a traditional checking account.

C) Credit Union

Unlike traditional banks that use customers to generate profits for their shareholders, credit unions are directly owned by the members themselves.

“Our goal is to maximize benefits for our depositors, from lower fees to higher interest rates on savings,” says Bill Cheney, president and CEO of the Credit Union National Association.

Credit unions serve a defined field of membership –eligibility can be based on affiliations with an employer, organization, place of worship or even geographic area. And whereas banks “walked away from customers” during the financial crisis, credit unions lent $6 billion in two years, Cheney says, “and it didn’t cost tax payers anything.”

According to research compiled by the Credit Union National Association, credit unions save each member about $80 annually in fees and loan interest.

EXHIBIT C

More Start-Ups Seek Peer-to-Peer Loans
By Angus Loten

Loans to small businesses on peer-to-peer lending website Prosper.com surged by 19% in April from the previous month, rising 85% in the past six months, the site reported Tuesday.

Of more than $5 million in total loans in April, some $575,000 was used by small businesses for start-up or working capital, the San Francisco-based site said. Overall, the average loan amount was $6,554, while the average small-business loan was $8,147.

Peer-to-peer lending sites match borrowers with a network of online lenders, who typically each put up anywhere from $20 to $1,000 in return for interest on the loan. Most borrowers use the money to consolidate debt or pay off credit-card balances.

Launched five years ago, Prosper has more than one million members and has generated a total of $233 million in loans.

Earlier in the month, LendingClub.com, a similar site based in Redwood City, Calif., reported a total of $17.5 million in loans in April, with about 7% being used by small businesses.  The average loan was $13,000. Last year, small-business lending on the site rose by 24%, and is forecast to grow by 60% this year, according to Scott Sanborn, the site’s chief marketing officer.

Prosper Chief Executive Chris Larsen says small businesses are turning to peer-to-peer sites as an alternative to banks, many of which have raised lending standards and interest rates in the wake of the financial crisis.